APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Charlie Foxtrot Brewery
Income Statement - unaudited
For the periods ended DEC 31 2018

	Current Period
	As of Dec. 31 2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Charlie Foxtrot Brewery
Balance Sheet - unaudited
For the period ended Dec 31, 2018

	Current Period
	As of Dec 31. 2018
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Charlie Foxtrot Brewery
Statement of Cash Flow - unaudited
For the period ended Dec. 31 2018

	Current Period
	As of Dec. 31 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Charlie Foxtrot Brewing LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	329.77
Square Income	435.83
Total Income	**$765.60**
GROSS PROFIT	**$765.60**
Expenses	
Advertising & Marketing	7,428.73
Ask My Accountant	0.00
Bank Charges & Fees	16.01
Charitable Contributions	250.00
Job Supplies	2,705.22
Legal & Professional Services	1,338.75
Meals & Entertainment	73.90
Office Supplies & Software	843.00
Other Business Expenses	576.03
Shipping	76.10
Social Expenses	421.52
Square Fees	16.51
Taxes & Licenses	41.78
Travel	867.00
Uniforms	133.28
Total Expenses	**$14,787.83**
NET OPERATING INCOME	**$ -14,022.23**
Other Income	
Grant Income	20,150.00
Interest Income	2.29
Total Other Income	**$20,152.29**
NET OTHER INCOME	**$20,152.29**
NET INCOME	**$6,130.06**

Charlie Foxtrot Brewing LLC

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS REGULAR SAVINGS (0000)	2,907.29
BUSINESS SMART CHECKING (0050)	-228.20
Total Bank Accounts	**$2,679.09**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	3,508.85
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$3,508.85**
Total Current Assets	**$6,187.94**
TOTAL ASSETS	**$6,187.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Florida Department of Revenue Payable	2.88
Total Other Current Liabilities	**$2.88**
Total Current Liabilities	**$2.88**
Total Liabilities	**$2.88**
Equity	
Owner's Investment	55.00
Retained Earnings	0.00
Net Income	6,130.06
Total Equity	**$6,185.06**
TOTAL LIABILITIES AND EQUITY	**$6,187.94**

Charlie Foxtrot Brewing LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	6,130.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory Asset	-3,508.85
Uncategorized Asset	0.00
Florida Department of Revenue Payable	2.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,505.97**
Net cash provided by operating activities	**$2,624.09**
FINANCING ACTIVITIES	
Owner's Investment	55.00
Net cash provided by financing activities	**$55.00**
NET CASH INCREASE FOR PERIOD	**$2,679.09**
CASH AT END OF PERIOD	**$2,679.09**

I, Nicolas J York, certify that:

1. The financial statements of Charlie Foxtrot Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Charlie Foxtrot Brewing included in this Form reflects accurately the information reported on the tax return for Charlie Foxtrot Brewing for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Nicolas J York*

Name: Nicolas J York

Title: CEO, Co-Founder